The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 8, 2009, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on September 28, 2009.

Pursuant to the terms of the Rights of Jackson Hewitt Tax Service
 Inc, the Series A Junior Participating Preferred Stock expired and became null and void on September 28, 2009.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 28, 2009.